UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

November 9, 2016

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 4.	Changes in Issuer’s Certifying Accountant

On November 9, 2016, KeyStone Solutions, Inc. (the “Company”) appointed CohnReznick LLP (“CohnReznick”) to be the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2016.

During the Company’s two most recent fiscal years and the subsequent interim period preceding CohnReznick’s engagement, neither the Company nor anyone on its behalf consulted CohnReznick regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company that CohnReznick concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issues; or (ii) any matter that was the subject of a “disagreement” or “reportable event” (within the meaning of Item 304(a) of Regulation S-K and Item 304(a)(1)(v) of Regulation S-K, respectively).

The Company has provided a copy of this Current Report on Form 1-U to its former independent auditing firm, Ericksen Krentel & LaPorte LLP prior to the filing hereof. Ericksen Krentel & LaPorte LLP will also continue to provide consulting services to the Company and assist with the transition to CohnReznick.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYSTONE SOLUTIONS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Riaz Latifullah
Riaz Latifullah
Chief Financial Officer

Date:	November 16, 2016